SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN

Physical Location:
4811 U.S. Rte. 5
Derby, Vermont  05829

Mailing Address:
4811 U.S. Rte. 5
Newport, Vermont  05855

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2015.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Audit Committee of the Board of Directors
Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Portland, Maine
June 28, 2016
VT Reg. No. 92-0000278

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2015	2014

Assets
Investments, at fair value
Money market assets	$762,244	$539,509
Marketable equity securities	6,209,295	6,485,779
Mutual funds	11,091,514	11,303,438

Total investments	18,063,053	18,328,726

Receivables
Employer contributions	455,957	409,997
Participant contributions	17,681	0
Participant loans	467,208	387,768
Accrued interest and dividends	300	248

Total receivables	941,146	798,012

Net assets available for benefits	$19,004,199	$19,126,739

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment and participant loan income
Interest and dividends from investments and participant loans	$979,270

979,270

Contributions
Employer’s	603,327
Participants’	437,603
Rollovers	82,739

1,123,669

Total additions	2,102,939

Deductions from net assets attributed to:
Net depreciation in fair value of investments	687,944
Benefits paid to participants	1,487,187
Administrative expenses	50,348

Total deductions	2,225,479

Decrease in net assets available for benefits	(122,540)

Net assets available for benefits

Beginning of year	19,126,739

End of year	$19,004,199

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

Note 1.  Description of Plan

The following description of the Community Bancorp and Designated Subsidiaries’ Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the sponsor, Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company or Community Bancorp), who have attained age 21 and have completed one year of service.  Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions, with such contributions limited to 5% of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or ROTH contributions are accepted by the Plan.

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2015 and 2014.  Forfeitures may be used to reduce future employer contributions.  During 2015 and 2014, $10,439 and $12,061, respectively, of forfeitures was used to reduce the Bank’s contribution.

Note 2.  Summary of Accounting Policies

Participant Loans

Loans to participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.

Effective January 1, 2016, all new loans made after January 1, 2016 will come due upon termination.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Bank.

Recently Adopted Accounting Pronouncements

During the year ended December 31, 2015, the Plan adopted the provisions of Financial Accounting Standards Board Accounting Standards Update (ASU) No. 2015-12, Plan Accounting, Part II: Plan Investment Disclosures. As a result, the following disclosures have been removed: individual investments that represent five percent or more of net assets available for benefits, net appreciation (depreciation) by general investment type, and sub-classes of assets for fair value disclosure.  The amendments in this ASU were retrospectively applied to the year ended December 31, 2014.

Note 3.  Fair Value Measurement

Fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or Level 3 inputs were used at December 31, 2015 and 2014.

Level 1 Fair Value Measurement

Money market assets are valued at the net asset value of shares held by the Plan at year end.  The fair values of marketable equity securities are based on the closing price reported on the active market where the individual securities are traded. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year end.

The Plan’s investments are reported at fair value on a recurring basis in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurement at
	Reporting Date Using:
	Total	Level 1
December 31, 2015

Money market assets	$762,244	$762,244

Marketable equity securities	6,209,295	6,209,295

Mutual funds	11,091,514	11,091,514

Total assets at fair value	$18,063,053	$18,063,053

December 31, 2014

Money market assets	$539,509	$539,509

Marketable equity securities	6,485,779	6,485,779

Mutual funds	11,303,438	11,303,438

Total assets at fair value	$18,328,726	$18,328,726

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2015 and 2014

Note 4.  Tax Status

The Plan is part of a prototype plan designated by Future Planning Associates, Inc., the recordkeeper of the Plan.  The Internal Revenue Service has determined and informed the recordkeeper by a letter dated March 31, 2014 that the prototype plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 5.  Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 6.  Party-In-Interest Transactions

Community Financial Services Group, LLC is the Plan’s custodian. The Bank has a one-third ownership interest in Community Financial Services Group, LLC. Fees paid to the custodian by the Plan for investment management services amounted to $47,448 for the year ended December 31, 2015.

The Plan allows for participant contributions to be invested in common stock of the Company. At December 31, 2015 and 2014, the Plan held 435,740 and 453,551 shares, respectively, valued at $6,209,295 and $6,485,779, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.  Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

Schedule

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES’ RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #03-0288082
Plan #002

December 31, 2015

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

	American Money Market Fund	Money Market	**	$ 481,046
	Federated Government Obligations Fund	Money Market	**	58,168
	Blackrock Temp Fund Dollar	Money Market	**	223,030
	American Balanced Fund	Mutual Fund	**	1,988,239
	Dodge & Cox Balanced Fund	Mutual Fund	**	487,053
	Growth Fund of America, Inc.	Mutual Fund	**	2,653,675
	T. Rowe Price Equity Income Fund	Mutual Fund	**	856,722
	Royce Premier Investment Fund	Mutual Fund	**	893,561
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	2,705,002
	Vanguard Short Term Bond Index Fund	Mutual Fund	**	218,856
	EuroPacific Growth Fund	Mutual Fund	**	1,288,406
*	Community Bancorp.	Common Stock	**	6,209,295

	Investments at fair value			18,063,053

*	Participant loans	2.88% - 8.13%,
		various maturities	-	467,208

				$18,530,261

*	Indicates a party-in-interest to the Plan.
**	Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 28, 2016	/s/ Stephen P. Marsh
Stephen P. Marsh, Board Chair & Chief
Executive Officer, Community Bancorp.
(Plan Administrator)